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                     [LETTERHEAD OF DECHERT PRICE & RHOADS]

                                                                EXHIBIT 11(d)(2)

                               November 18, 1997


Ms. Carol F. Relihan
General Counsel
A I M Advisors, Inc.
11 Greenway Plaza
Suite 1919
Houston, Texas  77046

         Re:     AIM Investment Securities Funds:  AIM Limited Maturity
                 Treasury Fund

Dear Ms. Relihan:

         You have asked that we confirm to you that the conclusions expressed in the legal opinions referenced below, regarding the eligibility of the shares of AIM Limited Maturity Treasury Fund (the "Fund") for investment by certain types of depository institutions, remain valid.

         The Fund, which is a portfolio of AIM Investment Securities Funds (the "Trust"), consists of two classes: Class A shares (formerly, the "Retail Class") and the Institutional Class (formerly, the "Institutional Shares")(1). We have previously opined that the Class A Shares and/or the Institutional Class are permissible investments for national banks, federal savings and loan associations, or federal credit unions. The opinions that you have asked us to review are as follows: (1) A November 23, 1994 opinion, concluding that the opinions expressed in the opinion of October 8, 1993 remain valid; (2) an October 8, 1993 opinion, concluding that shares of the Retail Class and the Institutional Shares are permissible investments for federally chartered credit unions; (3) a December 10, 1992 opinion, concluding that the opinions expressed in several earlier opinions (noted below) remain valid; (4) a January 11, 1989 opinion concluding that the shares of the Retail Class are a permissible investment for a national bank; (5) a

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1.       The Fund previously had been a series portfolio of Short-Term
Investments Co. On October 15, 1993, the Trust was reorganized as a Delaware business trust and the Fund was redomesticated as a portfolio of the Trust. Although our prior opinions pre-date the reorganization of the Fund, it is our understanding that the reorganization did not materially affect the investment objectives, policies, or restrictions of the Fund.
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Ms. Carol F. Relihan
November 18, 1997
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December 17, 1987 opinion, concluding that the Retail Class and the
Institutional Shares are a permissible investment for a federal savings and loan association; and (6) two opinions, dated January 21, 1988 and February 2, 1988, concluding that the Retail Class shares are a permissible investment for a federal credit union.

         The Trust is a Delaware business trust that is organized as an open-end series management investment company and is registered with the Securities and Exchange Commission. The Trust currently offers the Fund as its sole portfolio. The Fund, in turn, consists of two classes, the Class A Shares and the Institutional Class. Both classes have the same investment objectives and restrictions and have common portfolio investments.

         The types of securities and other instruments in which each class may invest, as well as all restrictions applicable to their investments and investment practices, are fully described in the prospectuses ("Prospectuses") and statements of additional information ("SAIs") for each class, which we hereby incorporate by reference into this opinion(2). Each class may invest in direct obligations of the United States Treasury, repurchase agreements on Treasury securities (although neither class presently invests in repurchase agreements), and may lend its portfolio securities. Each class also may enter into reverse repurchase agreements and may purchase Treasury securities on a when-issued, and may purchase and sell such securities on a delayed delivery basis.

         We have reviewed the Prospectuses, SAI's, our prior legal opinions, the applicable statutes, regulations, interpretations, and opinions of the various federal banking agencies, and such other documents as we believe appropriate. Except as discussed below, the applicable laws and regulations authorizing national banks, federal savings and loan associations, and federal credit unions to invest in certain mutual funds, on which the prior opinions were based, have not materially changed since the date of those opinions. Although the Fund has reorganized since the date of certain of those opinions, the applicable investment policies and restrictions have not been altered materially since the date of the prior opinions. For the reasons stated in each of our prior opinions, which we hereby incorporate by reference, it is our opinion that the shares of each class of the Fund continue to be eligible investments for the type of depository institution referred to in the particular opinions, as referenced below. Our present opinion remains subject to all conditions, qualifications, caveats, or limitations expressed in each of the original opinions, and for purposes of this opinion we have relied on the continued accuracy of any and all


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2.       The Prospectus and SAI for each class of shares are dated December 1,
1994. You have provided us with marked copies of the Prospectus and SAI for each class, which are to be filed with the Securities and Exchange Commission as post-effective amendment No. 5 to the registration statement on Form N-1A, scheduled to become effective on December 1, 1994. You also have represented to us that the investment objectives, policies, and restrictions as described in the Prospectus and SAI have not materially changed in any respect relevant to this or our prior legal opinions and are accurate and will not materially differ from their final form.
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Ms. Carol F. Relihan
November 18, 1997
Page 3



representations made by you to us in connection with the prior opinions.

I.               Federal Credit Unions

         Our most recent opinion, dated November 23, 1994, concluded that the Retail Class and the Institutional Shares remained permissible investments for federal credit unions under 12 C.F.R. Section 703.4(j), the law in effect at that time. That opinion incorporated the October 8, 1993 opinion, the December 10, 1992 opinion, which in turn incorporated the January 21, and February 2, 1988 opinions that the shares of the Retail Class were permissible investments for a federal credit union.

         Our review of the Prospectus and SAI for the Class A Shares and the Institutional Class indicates that the investment policies and investment restrictions have not materially changed since the date of our most recent opinion. Since that opinion, there have been amendments to the regulations governing the investment activities of federal credit unions. These amendments are effective beginning January 1, 1998. The changes to the regulations do not, however, have any material impact on the ability of federal credit unions to invest in the Class A Shares and the Institutional Class. Accordingly, it is our opinion that the Class A Shares and the Institutional Class remain eligible investments for a federal credit union pursuant to 12 C.F.R. Section 703.4(j) (1997), as amended.

II.              Federal Savings and Loan Associations

         Our December 10, 1992 opinion concluded that the shares of the Retail Class and the Institutional Shares were eligible investments for a federal savings and loan association pursuant to 12 U.S.C. Section 1464(c)(1)(Q) and 12 C.F.R. Section 545.76. That opinion reaffirmed the views expressed in an earlier opinion, dated December 17, 1987, to the same effect.

         The conditions under which a federal savings and loan association may invest in an open-end mutual fund are the same as those discussed in the prior opinions. As noted in those opinions, the fundamental nature of the investment restrictions, which limit the Fund to investing in direct obligations of the U.S. Treasury or repurchase agreements with respect to such obligations, satisfies the statutory requirement that the portfolio of an eligible fund must be limited as a fundamental matter solely to those instruments in which a federal association may invest without limit as to a percentage of assets. For the reasons stated in our prior opinions, the Fund continues to comply with the remaining requirements of 12 U.S.C. Section 1464(c)(1)(Q) and 12 C.F.R.
Section 545.76, and it is our opinion that the shares of each class are an eligible investment for a federal savings and loan association.

III.             National Banks

         Our December 10, 1992 opinion reaffirmed the conclusions expressed in our January 11, 1989 opinion that the shares of the Retail Class are a permissible investment for a national bank.
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Ms. Carol F. Relihan
November 18, 1997
Page 4



Since the date of those opinions, the Trust has been reorganized as a Delaware business trust and the Fund, which formerly had been a portfolio of another investment company, was redomesticated as a portfolio of the Trust. In all other respects that are material to the eligibility of the Class A Shares for investment by a national bank, the Fund and the Class A Shares have not changed since the date of our prior opinions.

         As described in our prior opinions, the authority of a national bank to invest in the shares of an open-end investment company is conferred by Banking Circular No. 220 (November 21, 1986), issued by the Comptroller of the Currency. With the exception of the Trust now being a Delaware business trust, it is our view that the investment policies, practices, and restrictions of the Fund comport with the requirements of BC-220, for the reasons expressed in our prior opinions. As to the Trust being organized as a Delaware business trust, it is our opinion that the change to that business form does not affect the eligibility of the Class A Shares for investment by a national bank.

         Among other things, BC-220 provides that in order for an investment company to be an eligible investment for a national bank, the shareholders of the fund must be shielded from personal liability for acts or obligations of the investment company. The staff of the Comptroller of the Currency has determined that a fund organized as a Massachusetts business trust satisfies this requirement, as was described in our January 11, 1989 opinion. See Investment Securities Letter No. 16 (Feb. 18, 1987). As noted in both our prior opinion and the OCC Staff Letter, the principal factors shielding the shareholders from personal liability were a disclaimer of shareholder liability in the declaration of trust (notice of which must be given as part of each contractual undertaking of the trust) and a requirement that the trust indemnify its shareholders for any liabilities incurred as a result of any person being a shareholder of the Fund.

         Although the OCC appears not to have considered whether a Delaware business trust would be accorded the same treatment as a Massachusetts business trust, it is our view that a Delaware business trust would be an eligible investment under the terms of BC-220. Under Delaware law, the beneficial owners of a Delaware business trust are given the same limits on personal liability as are shareholders of Delaware corporations, except as otherwise provided in the trust instrument. 12 Del. Code Section 3803. The declaration of trust under which the Trust was organized disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement entered into by the Trust with third parties, and that each such third party must expressly waive all rights of action directly against the shareholders of the Trust. The declaration also provides for indemnification out of the Trust's property for all losses incurred by any shareholder held liable on account of being a shareholder.

         In light of each of those provisions, it is our belief that the shareholders of the Fund would be shielded from personal liability for the acts of the Fund, for purposes of satisfying the requirements of BC-220. Accordingly, it is our opinion that the shares of the Retail Class continue to be eligible for investment by a national bank.
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Ms. Carol F. Relihan
November 18, 1997
Page 5





         We note that BC-220 further provides that if a mutual fund were to invest in obligations that would be subject to the lending or investment limits applicable to national banks, then the amount that a national bank could invest in that fund would be capped at an amount equal to 10% of the capital and surplus of the investing bank. This provision does not affect the eligibility of a fund for investment by a national bank, only the amount that may be invested. Loans of portfolio securities and repurchase agreements would, if conducted by a national bank, likely be considered as loans subject to a national bank's lending limit. Accordingly, if the portfolio of the Fund includes such instruments a national bank could invest no more than 10% of its capital and surplus in the shares of the Fund.


                                        Very truly yours,

                                        /s/ DECHERT PRICE & RHOADS